FG FINANCIAL GROUP, INC.

970 Carillon Drive, Suite 318

St. Petersburg, FL 33716

April 7, 2021

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	John Dana Brown

RE:	FG Financial Group, Inc. (the “Company”)
Registration Statement on Form S-3
(File No. 333-253285) (the “Registration Statement”)

Dear Mr. Brown:

The Company hereby requests acceleration of effectiveness of the Registration Statement to 4:30 p.m. Eastern Time on April 9, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

FG FINANCIAL GROUP, INC.

By:	/s/ John S. Hill
John S. Hill,
Chief Financial Officer